Exhibit 99.1

TERENCE BERNARD WISE BELIEVES HIS SLATE HAS BEEN ELECTED TO FORWARD INDUSTRIES’ BOARD

SAFFRON WALDEN, Essex, UK, December 30, 2014 – Terence Bernard Wise, the largest shareholder and member of the board of directors of Forward Industries, Inc. (NASDAQ: FORD), announced that, based on preliminary vote tabulations by its proxy solicitor, Innisfree M&A Incorporated, he believes that his slate of five nominees has been elected to Forward’s board of directors at the Annual Meeting today.  The certification of the final results by IVS Associates, Inc., the independent inspectors of election, is expected to be announced shortly.  Excluding the votes cast by Mr. Johnson’s allies among the dilutive convertible preferred stockholders, the incumbent slate received support from less than 10% of the outstanding stock.  Mr. Wise made the following comment regarding the preliminary vote tabulations:

“This is a significant victory for all Forward shareholders.  We are eager to work diligently along with Forward’s talented employees to create sustained long-term value for the benefit of all shareholders, employees and the company’s other constituencies and stakeholders.”

Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-5833